

April 24, 2013

Via E-mail
Shelley Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.
410 Terry Avenue North
Seattle, WA 98109-5210

      Re: Amazon.com, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed January 30, 2013
              Definitive Proxy Statement on Schedule 14A
              Filed April 12, 2013
              File No. 000-22513

Dear Ms. Reynolds:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion & Analysis . . . , page 18

1. We note that during 2012, net sales from your International segment accounted for 43% of your consolidated revenues, and that you "expect the International segment will represent 50% or more of consolidated net sales" on page 25. In this regard, we note from the table on page 72 that for the year ended December 31, 2012 net sales attributed to Germany were approximately $8.7 billion, to Japan were approximately $7.8 billion and to the United Kingdom were approximately $6.5 billion. For future filings, to the extent applicable, please state any material revenues from external customers attributed to any individual foreign country. Please refer to Item 101(d)(1)(i)(C) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 12, 2013

Compensation Discussion & Analysis, page 15

2. We note that stock awards were issued during 2012 but your proxy statement does not include a Grants of Plan-Based Awards table. Please tell us why you did not include this table. Please refer to Item 402(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792 or Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director